Exhibit 2
                           B.V.R. SYSTEMS (1998) LTD.


                                                                   BUSINESS NEWS


  B.V.R.'S ORDINARY SHARES SUBJECT TO REVIEW FOR DELISTING FROM NASDAQ SMALLCAP
                                     MARKET


              ROSH HA'AYIN, ISRAEL - DECEMBER 18, 2002 - BVR SYSTEMS (1998) LTD. (NASDAQ:BVRS), a diversified world leader in advanced military training and simulation systems, announced today that it has received notice from the NASDAQ SmallCap Market indicating that the Company is not in compliance with Marketplace Rule 4310(c)(2)(B), which requires the Company to have a minimum of $2,500,000 in stockholders' equity or $35,000,000 in market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. As a result, Nasdaq is reviewing the Company's eligibility for continued listing on the Nasdaq SmallCap Market.

              Should it be determined by Nasdaq that the Company's ordinary shares will be delisted, the Company expects that its ordinary shares will be eligible to be quoted on the OTC Bulletin Board, under its current symbol (BVRS), effective on the date following such delisting.

       B.V.R SYSTEMS (1998) LTD., ESTABLISHED IN 1998 AS AN INDEPENDENT SPIN-OFF, IS A WORLD LEADER IN ADVANCED DEFENSE TRAINING AND SIMULATION SYSTEMS. THE COMPANY IS PART OF THE ELISRA GROUP AND OFFERS HIGHLY EFFICIENT, COST EFFECTIVE SOLUTIONS TO THE SIMULATION, TRAINING AND DEBRIEFING NEEDS OF MODERN AIR, SEA AND GROUND FORCES. FOR MORE INFORMATION VISIT THE COMPANY'S WEB SITE AT HTTP://WWW.BVRSYSTEMS.COM.


(This press release contains forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of BVR Systems Ltd. only, and are subject to risk and uncertainties, including but not limited to the changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.)